

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2021

Daniel S. Tucker
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, GA 30308

> **Re: The Southern Company**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed February 18, 2021**
> **File No. 001-03526**

Dear Mr. Tucker:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation